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                               NEWS RELEASE


                        TYSON FOODS BOARD EXPANDED
                                    AND
                        INCREASED DIVIDEND DECLARED


     Springdale, AR (May 7, 1999) In its regularly scheduled quarterly board meeting, Tyson Foods, Inc.'s (NYSE:TSN) Board of Directors today voted to expand its membership by one and declared an increased quarterly dividend on its stock.
     Jim D. Keever, 46, President and Co-Chief Executive Officer of ENVOY Corporation in Nashville, Tennessee was elected to the newly created 13th position on the Tyson Board of Directors. Mr. Keever founded ENVOY Corporation in 1981. ENVOY was an innovator in electronic claims processing and grew to become the nation's largest health care transaction processor. In December of 1998 ENVOY merged with Quintiles Transnational, a multi-national clinical research organization. Mr. Keever will become the head of the ENVOY division of Quintiles and will serve on the Quintiles Board of Directors.
     Mr. Keever received his B.S. degree in business administration and accounting from the University of Arkansas in 1974, graduated from Vanderbilt Law School in 1977 and worked for Peat, Marwick, Mitchell & Company as a certified public accountant prior to founding ENVOY.
     "We are proud to have an individual of Jim Keever's caliber joining Tyson as an outside director, " said Chairman John Tyson. "His wealth of experience in the business world and expertise in the fields of law, accounting, health care and electronic data processing will bring a new dimension to our board as we move forward to the next phase in the evolution of this great company. "



























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Tyson Foods Board Expanded
May 7, 1999
Page 2

     The Tyson Board of Directors also declared an increased dividend on both its Class A and Class B stock. The quarterly dividend, which will increase on Class A stock from $.025 to $.04 per share and on Class B stock from $.0225 to $.036 per share, is payable on September 15, 1999 to shareholders of record at the close of business on September 1, 1999.
     For further information, contact Tyson's Director of Media, Public and Governmental Affairs, Archie Schaffer III at 501-290-7232.















































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